FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2025

NOMURA HOLDINGS, INC.

By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

Tokyo, May 1, 2025—Nomura Holdings, Inc. (the “Company”) today announced that the number of shares disposed and the number of allottees, etc., of Restricted Stock Units (“RSU”) outlined in table 2 below have been finalized, which relate to the disposition of treasury stock determined by its Executive Management Board as announced in its news release on the dates outlined in table 1 below.

Table 1

News Release		Executive Management Board

Release Date	Title	Date Held	Decision

May 14, 2018	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award and Submits Shelf Registration Statement”	Same day as release date	Disposition of treasury stock (the “2018 Decision”)

May 16, 2019	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same day as release date	Disposition of treasury stock (the “2019 Decision”)

May 27, 2020	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same day as release date	Disposition of treasury stock (the “2020 Decision”)

May 17, 2021	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same day as release date	Disposition of treasury stock (the “2021 Decision”)

May 19, 2022	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same day as release date	Disposition of treasury stock (the “2022 Decision”)

May 15, 2023	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same day as release date	Disposition of treasury stock (the “2023 Decision”)

May 16, 2024	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same day as release date	Disposition of treasury stock (the “2024 Decision”)

Table 2

RSU No.7

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	54,623 shares of common stock of the Company

3. Disposition Price	611.4 yen per share

4. Total Amount of Disposition Price	33,396,503 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2018 Decision
Value of Assets to be Contributed: 33,396,503 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 6,996 shares
5 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 47,627 shares

RSU No.13

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	25,436 shares of common stock of the Company

3. Disposition Price	371 yen per share

4. Total Amount of Disposition Price	9,436,756 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2019 Decision
Value of Assets to be Contributed: 9,436,756 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 5,828 shares
3 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 19,608 shares

2

RSU No.19

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	746,106 shares of common stock of the Company

3. Disposition Price	436 yen per share

4. Total Amount of Disposition Price	325,302,216 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2020 Decision
Value of Assets to be Contributed: 325,302,216 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 14,416 shares
78 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 731,690 shares

RSU No.25

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	753,710 shares of common stock of the Company

3. Disposition Price	577 yen per share

4. Total Amount of Disposition Price	434,890,670 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2021 Decision
Value of Assets to be Contributed: 434,890,670 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	0 Directors and Executive Officers of the Company (Excluding Outside Directors) 0 shares
1 Employee, etc. of the Company 12,188 shares
84 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 741,522 shares

3

RSU No.31

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	17,835,937 shares of common stock of the Company

3. Disposition Price	479 yen per share

4. Total Amount of Disposition Price	8,543,413,823 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2022 Decision
Value of Assets to be Contributed: 8,543,413,823 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	5 Directors and Executive Officers of the Company (Excluding Outside Directors) 63,713 shares
29 Employees, etc. of the Company 491,050 shares
1,844 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 17,281,174 shares

RSU No.37

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	14,896,044 shares of common stock of the Company

3. Disposition Price	490 yen per share

4. Total Amount of Disposition Price	7,299,061,560 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2023 Decision
Value of Assets to be Contributed: 7,299,061,560 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	7 Directors and Executive Officers of the Company (Excluding Outside Directors) 82,968 shares
24 Employees, etc. of the Company 92,322 shares
1,737 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 14,720,754 shares

4

RSU No.43

1. Disposition Date of Treasury Shares	April 28, 2025

2. Class and Number of Shares Disposed	9,255,171 shares of common stock of the Company

3. Disposition Price	888 yen per share

4. Total Amount of Disposition Price	8,218,591,848 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2024 Decision
Value of Assets to be Contributed: 8,218,591,848 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	2 Directors and Executive Officers of the Company (Excluding Outside Directors) 11,936 shares
26 Employees, etc. of the Company 59,390 shares
1,826 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 9,183,845 shares

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

5